UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

PROGRESSIVE WASTE SOLUTIONS LTD.
(Name of Issuer)
Common Stock (no par value)
(Title of Class of Securities)
44951D108
(CUSIP Number)
Rick L. Burdick
Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Ave, N.W.
Washington, D.C. 20036
(202) 887-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 12, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	44951D108

1	NAMES OF REPORTING PERSONS: Westbury (Bermuda) Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		7,068,686

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,068,686

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,068,686

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.85%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Based on 120,826,184 shares of common stock outstanding as of August 16, 2011 as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on August 17, 2011.

CUSIP No.	44951D108

1	NAMES OF REPORTING PERSONS: Westbury Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		7,068,686 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,068,686 (2)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,068,686 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.85%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Working Capital of Westbury (Bermuda) Ltd.
(2) Securities are owned directly by Westbury (Bermuda) Ltd., which is 100% owned by Westbury Trust. Westbury Trust is an indirect beneficial owner of the reported securities.
(3) Based on 120,826,184 shares of common stock outstanding as of August 16, 2011 as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on August 17, 2011.

Amendment No. 1 to Schedule 13D
This Amendment No. 1 amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2010 by Westbury (Bermuda) Ltd., a Bermuda limited corporation, and Westbury Trust, a Bermuda trust (Westbury (Bermuda) Ltd. and Westbury Trust hereby referred to as the “Reporting Persons”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.
Item 1. Security and Issuer
This Schedule 13D relates to the common stock (the “Common Stock”) of Progressive Waste Solutions Ltd. (the “Issuer”). The address of the principal executive offices of the Issuer is 400 Applewood Crescent, 2nd Floor, Vaughan, Ontario, Canada L4K 0C3.
Item 2. Identity and Background
Westbury (Bermuda) Ltd. (“Westbury”) is a Bermuda limited corporation and its principal offices are located at Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HMEX Bermuda. The principal business of Westbury is investment in securities. Current information concerning the identity and background of the directors and officers of Westbury is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
Westbury Trust is a Bermuda trust and its principal offices are located at Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HMEX Bermuda. Westbury Trust is the sole stockholder of Westbury and the principal business of Westbury Trust is the direction of the corporate activities of Westbury. Current information concerning the identity and background of the trustees of Westbury Trust is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it, he or she has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Michael G. DeGroote, the settler of Westbury Trust and beneficiary of the trust during his lifetime is a director of the Issuer.
Item 3. Source and Amount of Funds or Other Consideration
Since the filing of the Schedule 13D on June 13, 2010, Westbury has sold in the open market an aggregate of 920,000 shares of Common Stock. Additionally, Westbury has purchased in a privately-negotiated transaction 634,810 shares of Common Stock at a purchase price of approximately $14,600,630. The source of the funds used by Westbury to purchase such shares of Common Stock was working capital of Westbury.
Item 4. Purpose of Transaction
The disclosure in Item 3 above is incorporated herein by reference.
The Reporting Persons acquired the Common Stock for investment purposes.
The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. The Reporting Persons intend to sell additional shares of Common Stock in privately negotiated transactions, in the open market or otherwise. However, the timing and amount of such sales will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision. Notwithstanding the foregoing, the Reporting Persons may decide not to make sales or may seek to acquire additional shares of Common Stock in privately negotiated transactions, in the open market or otherwise depending on general economic and/or market conditions.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference. Such information is based on 120,826,184 shares of the Issuer’s common stock outstanding as of August 16, 2011, as disclosed in the Issuer’s Form 6-K filed with the SEC on August 17, 2011.
(c) The following table lists all transactions in Common Stock effected during the past 60 days by Westbury. All such transactions were effected in the open market.

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/3/2011	Sale	28,900	20.9
8/3/2011	Sale	1,400	20.905
8/3/2011	Sale	1,700	20.91
8/3/2011	Sale	5,000	20.915
8/3/2011	Sale	2,900	20.917
8/3/2011	Sale	3,400	20.92
8/3/2011	Sale	100	20.9216
8/3/2011	Sale	100	20.9244
8/3/2011	Sale	6,200	20.93

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/3/2011	Sale	300	20.935
8/3/2011	Sale	4,700	20.94
8/3/2011	Sale	100	20.9415
8/3/2011	Sale	4,200	20.95
8/3/2011	Sale	300	20.955
8/3/2011	Sale	700	20.96
8/3/2011	Sale	500	20.965
8/3/2011	Sale	2,100	20.97
8/3/2011	Sale	100	20.9707
8/3/2011	Sale	100	20.971
8/3/2011	Sale	1,800	20.975
8/3/2011	Sale	400	20.98
8/3/2011	Sale	35,000	20.9832
8/4/2011	Sale	22,500	21.35
8/4/2011	Sale	1,200	21.36
8/4/2011	Sale	1,000	21.37
8/4/2011	Sale	100	21.371
8/4/2011	Sale	200	21.38
8/4/2011	Sale	500	20.77
8/4/2011	Sale	608	20.78
8/4/2011	Sale	900	20.79
8/4/2011	Sale	100	20.7902
8/4/2011	Sale	100	20.7909
8/4/2011	Sale	92	20.7933
8/4/2011	Sale	100	20.7939

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/4/2011	Sale	2,300	20.8
8/4/2011	Sale	800	20.805
8/4/2011	Sale	700	20.81
8/4/2011	Sale	300	20.82
8/4/2011	Sale	1,800	20.83
8/4/2011	Sale	3,900	20.84
8/4/2011	Sale	100	20.8401
8/4/2011	Sale	100	20.8407
8/4/2011	Sale	100	20.8435
8/4/2011	Sale	100	20.845
8/4/2011	Sale	11,000	20.85
8/4/2011	Sale	500	20.86
8/4/2011	Sale	300	20.87
8/4/2011	Sale	300	20.88
8/4/2011	Sale	300	20.92
8/4/2011	Sale	400	21.19
8/4/2011	Sale	500	21.20
8/4/2011	Sale	500	21.21
8/4/2011	Sale	800	21.22
8/4/2011	Sale	100	21.2215
8/4/2011	Sale	1,400	21.23
8/4/2011	Sale	100	21.2305
8/4/2011	Sale	800	21.24
8/4/2011	Sale	100	21.2404
8/4/2011	Sale	200	21.2405

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/4/2011	Sale	1,200	21.25
8/4/2011	Sale	100	21.2501
8/4/2011	Sale	500	21.26
8/4/2011	Sale	300	21.27
8/4/2011	Sale	2,300	21.28
8/4/2011	Sale	100	21.29
8/4/2011	Sale	3,500	21.30
8/4/2011	Sale	1,300	21.31
8/4/2011	Sale	2,100	21.32
8/4/2011	Sale	6,000	21.33
8/4/2011	Sale	100	21.3303
8/4/2011	Sale	100	21.335
8/4/2011	Sale	23,500	21.34
8/4/2011	Sale	100	21.3417
8/4/2011	Sale	100	21.345
8/4/2011	Sale	3,500	21.35
8/4/2011	Sale	300	21.36
8/5/2011	Sale	1,500	20.59
8/5/2011	Sale	4,800	20.60
8/5/2011	Sale	100	20.6001
8/5/2011	Sale	100	20.605
8/5/2011	Sale	11,800	20.61
8/5/2011	Sale	300	20.615
8/5/2011	Sale	5,300	20.62
8/5/2011	Sale	100	20.6231

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/5/2011	Sale	100	20.625
8/5/2011	Sale	2,400	20.63
8/5/2011	Sale	1,100	20.635
8/5/2011	Sale	3,800	20.64
8/5/2011	Sale	100	20.6408
8/5/2011	Sale	5,900	20.645
8/5/2011	Sale	22,600	20.65
8/5/2011	Sale	200	20.6508
8/5/2011	Sale	8,100	20.655
8/5/2011	Sale	1,600	20.66
8/5/2011	Sale	100	20.6604
8/5/2011	Sale	500	20.665
8/5/2011	Sale	3,000	20.67
8/5/2011	Sale	1,500	20.68
8/5/2011	Sale	300	20.58
8/5/2011	Sale	100	20.585
8/5/2011	Sale	600	20.59
8/5/2011	Sale	100	20.5918
8/5/2011	Sale	1,340	20.60
8/5/2011	Sale	100	20.605
8/5/2011	Sale	2,230	20.61
8/5/2011	Sale	30	20.614
8/5/2011	Sale	100	20.6149
8/5/2011	Sale	100	20.615
8/5/2011	Sale	1,000	20.62

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/5/2011	Sale	300	20.625
8/5/2011	Sale	900	20.63
8/5/2011	Sale	100	20.635
8/5/2011	Sale	500	20.64
8/5/2011	Sale	500	20.67
8/5/2011	Sale	100	20.6704
8/5/2011	Sale	2,600	20.68
8/5/2011	Sale	100	20.6812
8/5/2011	Sale	100	20.6814
8/5/2011	Sale	100	20.6836
8/5/2011	Sale	200	20.685
8/5/2011	Sale	100	20.695
8/5/2011	Sale	700	20.70
8/5/2011	Sale	200	20.71
8/5/2011	Sale	300	20.72
8/5/2011	Sale	100	20.7208
8/5/2011	Sale	300	20.73
8/5/2011	Sale	300	20.74
8/5/2011	Sale	700	20.75
8/5/2011	Sale	100	20.77
8/5/2011	Sale	100	20.7762
8/5/2011	Sale	100	20.78950
8/5/2011	Sale	200	20.79
8/5/2011	Sale	700	20.80
8/5/2011	Sale	1,300	20.8008

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/5/2011	Sale	150	20.81
8/5/2011	Sale	400	20.83
8/5/2011	Sale	650	20.84
8/5/2011	Sale	1,800	20.85
8/5/2011	Sale	600	20.855
8/5/2011	Sale	1,100	20.86
8/5/2011	Sale	200	20.87
8/5/2011	Sale	2,950	20.875
8/5/2011	Sale	350	20.88
8/5/2011	Sale	200	20.885
8/5/2011	Sale	851	20.7328
8/5/2011	Sale	100	20.41
8/5/2011	Sale	300	20.42
8/5/2011	Sale	300	20.43
8/5/2011	Sale	100	20.44
8/5/2011	Sale	1,200	20.45
8/5/2011	Sale	400	20.47
8/5/2011	Sale	200	20.48
8/5/2011	Sale	400	20.49
8/5/2011	Sale	1,200	20.495
8/5/2011	Sale	100	20.50
8/5/2011	Sale	400	20.51
8/5/2011	Sale	200	20.515
8/5/2011	Sale	700	20.52
8/5/2011	Sale	500	20.53

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/5/2011	Sale	300	20.54
8/5/2011	Sale	800	20.55
8/5/2011	Sale	100	20.5512
8/5/2011	Sale	100	20.5513
8/5/2011	Sale	1,450	20.56
8/5/2011	Sale	200	20.5605
8/5/2011	Sale	100	20.5617
8/5/2011	Sale	100	20.565
8/5/2011	Sale	1,550	20.57
8/5/2011	Sale	2,300	20.58
8/5/2011	Sale	500	20.59
8/5/2011	Sale	1,000	20.60
8/5/2011	Sale	100	20.6005
8/5/2011	Sale	900	20.61
8/5/2011	Sale	1,000	20.6105
8/5/2011	Sale	100	20.611
8/5/2011	Sale	300	20.62
8/5/2011	Sale	100	20.6205
8/5/2011	Sale	100	20.6206
8/5/2011	Sale	1,700	20.63
8/5/2011	Sale	500	20.6305
8/5/2011	Sale	4,600	20.64
8/5/2011	Sale	100	20.6412
8/5/2011	Sale	1,400	20.65
8/5/2011	Sale	500	20.66

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/5/2011	Sale	15,100	19.93
8/5/2011	Sale	50	19.94
8/5/2011	Sale	50	19.96
8/5/2011	Sale	50	19.97
8/5/2011	Sale	50	19.99
8/5/2011	Sale	300	20.00
8/5/2011	Sale	428	20.01
8/5/2011	Sale	150	20.015
8/5/2011	Sale	850	20.02
8/5/2011	Sale	5,200	20.025
8/5/2011	Sale	150	20.03
8/5/2011	Sale	450	20.04
8/5/2011	Sale	50	20.05
8/5/2011	Sale	50	20.06
8/5/2011	Sale	624	20.07
8/5/2011	Sale	112	20.08
8/5/2011	Sale	650	20.09
8/5/2011	Sale	100	20.10
8/5/2011	Sale	64	20.105
8/5/2011	Sale	50	20.11
8/5/2011	Sale	472	20.12
8/5/2011	Sale	399	19.50
8/5/2011	Sale	2,550	19.51
8/5/2011	Sale	5,450	19.52
8/5/2011	Sale	3,150	19.53

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/5/2011	Sale	750	19.54
8/5/2011	Sale	2,050	19.55
8/5/2011	Sale	1,950	19.56
8/5/2011	Sale	1,000	19.57
8/5/2011	Sale	700	19.58
8/5/2011	Sale	400	19.59
8/5/2011	Sale	150	19.60
8/5/2011	Sale	900	19.61
8/5/2011	Sale	50	19.62
8/5/2011	Sale	150	19.63
8/5/2011	Sale	50	19.64
8/5/2011	Sale	100	19.66
8/5/2011	Sale	100	19.67
8/5/2011	Sale	200	19.6925
8/5/2011	Sale	1,700	19.90
8/5/2011	Sale	450	19.93
8/5/2011	Sale	1,800	19.935
8/5/2011	Sale	1,200	19.94
8/5/2011	Sale	1,900	20.00
8/5/2011	Sale	950	20.01
8/5/2011	Sale	50	20.015
8/5/2011	Sale	950	20.02
8/5/2011	Sale	100	20.03
8/5/2011	Sale	50	20.035
8/5/2011	Sale	50	20.04

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/5/2011	Sale	200	20.06
8/5/2011	Sale	50	20.07
8/5/2011	Sale	100	20.075
8/5/2011	Sale	600	20.08
8/5/2011	Sale	400	20.09
8/5/2011	Sale	3,000	20.25
8/5/2011	Sale	1,450	20.255
8/5/2011	Sale	3,100	20.26
8/5/2011	Sale	2,650	20.27
8/5/2011	Sale	650	20.28
8/5/2011	Sale	1,550	20.30
8/5/2011	Sale	650	20.31
8/5/2011	Sale	1,700	20.32
8/5/2011	Sale	50	20.33
8/5/2011	Sale	300	20.34
8/5/2011	Sale	100	20.51
8/5/2011	Sale	800	20.52
8/5/2011	Sale	200	20.525
8/5/2011	Sale	400	20.53
8/5/2011	Sale	100	20.54
8/5/2011	Sale	200	20.55
8/5/2011	Sale	300	20.57
8/5/2011	Sale	100	20.58
8/5/2011	Sale	100	20.62
8/8/2011	Sale	10,000	20.00

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/8/2011	Sale	10,000	20.00
8/9/2011	Sale	2,500	20.00
8/9/2011	Sale	800	20.0005
8/9/2011	Sale	500	20.01
8/9/2011	Sale	900	20.02
8/9/2011	Sale	1,700	20.03
8/9/2011	Sale	1,910	20.04
8/9/2011	Sale	1,100	20.05
8/9/2011	Sale	1,000	20.06
8/9/2011	Sale	300	20.08
8/9/2011	Sale	100	20.10
8/9/2011	Sale	400	20.1005
8/9/2011	Sale	2,300	20.11
8/9/2011	Sale	100	20.1105
8/9/2011	Sale	90	20.1205
8/9/2011	Sale	500	20.14
8/9/2011	Sale	100	20.2614
8/9/2011	Sale	500	20.27
8/9/2011	Sale	600	20.29
8/9/2011	Sale	100	20.2911
8/9/2011	Sale	1,600	20.30
8/9/2011	Sale	1,800	20.31
8/9/2011	Sale	100	20.3109
8/9/2011	Sale	100	20.3123
8/9/2011	Sale	100	20.3141

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/9/2011	Sale	100	20.3147
8/9/2011	Sale	700	20.32
8/9/2011	Sale	100	20.3227
8/9/2011	Sale	600	20.33
8/9/2011	Sale	800	20.34
8/9/2011	Sale	700	20.3405
8/9/2011	Sale	100	20.3406
8/9/2011	Sale	2,400	20.35
8/9/2011	Sale	1,200	20.36
8/9/2011	Sale	1,300	20.37
8/9/2011	Sale	1,100	20.38
8/9/2011	Sale	100	20.381
8/9/2011	Sale	300	20.39
8/9/2011	Sale	300	20.40
8/9/2011	Sale	100	20.4004
8/9/2011	Sale	300	20.41
8/9/2011	Sale	3,000	20.42
8/9/2011	Sale	1,900	20.43
8/9/2011	Sale	100	20.4319
8/9/2011	Sale	3,700	20.44
8/9/2011	Sale	100	20.4401
8/9/2011	Sale	100	20.4441
8/9/2011	Sale	4,100	20.45
8/9/2011	Sale	100	20.4519
8/9/2011	Sale	2,111	20.46

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/9/2011	Sale	4,089	20.47
8/9/2011	Sale	100	20.4705
8/9/2011	Sale	100	20.4706
8/9/2011	Sale	100	20.471
8/9/2011	Sale	100	20.4729
8/9/2011	Sale	2,000	20.48
8/9/2011	Sale	100	20.483
8/9/2011	Sale	900	20.49
8/9/2011	Sale	100	20.4911
8/9/2011	Sale	100	20.4913
8/9/2011	Sale	100	20.4918
8/9/2011	Sale	100	20.498
8/9/2011	Sale	1,600	20.50
8/9/2011	Sale	100	20.5001
8/9/2011	Sale	10,126	20.51
8/9/2011	Sale	100	20.5103
8/9/2011	Sale	100	20.5106
8/9/2011	Sale	100	20.5117
8/9/2011	Sale	100	20.5119
8/9/2011	Sale	100	20.5129
8/9/2011	Sale	100	20.5132
8/9/2011	Sale	100	20.5162
8/9/2011	Sale	10,731	20.52
8/9/2011	Sale	100	20.5221
8/9/2011	Sale	100	20.5242

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/9/2011	Sale	15,943	20.53
8/9/2011	Sale	6,700	20.54
8/9/2011	Sale	1,300	20.55
8/9/2011	Sale	100	20.56
8/12/2011	Sale	200	20.18
8/12/2011	Sale	1,200	20.19
8/12/2011	Sale	32,100	20.20
8/12/2011	Sale	1,870	20.2005
8/12/2011	Sale	100	20.2006
8/12/2011	Sale	100	20.2045
8/12/2011	Sale	100	20.2046
8/12/2011	Sale	200	20.2050
8/12/2011	Sale	5,800	20.21
8/12/2011	Sale	500	20.2105
8/12/2011	Sale	100	20.2107
8/12/2011	Sale	100	20.2118
8/12/2011	Sale	7,500	20.22
8/12/2011	Sale	500	20.2205
8/12/2011	Sale	300	20.2206
8/12/2011	Sale	100	20.2212
8/12/2011	Sale	200	20.2250
8/12/2011	Sale	12,200	20.23
8/12/2011	Sale	200	20.2030
8/12/2011	Sale	200	20.2304
8/12/2011	Sale	300	20.2305

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/12/2011	Sale	200	20.2306
8/12/2011	Sale	200	20.2308
8/12/2011	Sale	100	20.2325
8/12/2011	Sale	100	20.2333
8/12/2011	Sale	100	20.2337
8/12/2011	Sale	100	20.2338
8/12/2011	Sale	200	20.2350
8/12/2011	Sale	200	20.2370
8/12/2011	Sale	7,200	20.24
8/12/2011	Sale	100	20.2405
8/12/2011	Sale	100	20.2409
8/12/2011	Sale	1,600	20.25
8/12/2011	Sale	200	20.2501
8/12/2011	Sale	3,400	20.26
8/12/2011	Sale	2,400	20.27
8/12/2011	Sale	300	20.2705
8/12/2011	Sale	100	20.2709
8/12/2011	Sale	2,830	20.28
8/12/2011	Sale	100	20.2804
8/12/2011	Sale	100	20.2809
8/12/2011	Sale	100	20.2825
8/12/2011	Sale	6,600	20.29
8/12/2011	Sale	100	20.2903
8/12/2011	Sale	100	20.2905
8/12/2011	Sale	5,500	20.30

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/12/2011	Sale	100	20.3001
8/12/2011	Sale	100	20.3003
8/12/2011	Sale	100	20.3023
8/12/2011	Sale	2,600	20.31
8/12/2011	Sale	100	20.3103
8/12/2011	Sale	100	20.3104
8/12/2011	Sale	100	20.3123
8/12/2011	Sale	700	20.32
8/12/2011	Sale	100	20.3206
8/12/2011	Sale	100	20.33
8/19/2011	Sale	500	21.16
8/19/2011	Sale	700	21.17
8/19/2011	Sale	200	21.18
8/19/2011	Sale	100	21.1813
8/19/2011	Sale	100	21.1839
8/19/2011	Sale	53,900	21.19
8/19/2011	Sale	100	21.1901
8/19/2011	Sale	100	21.1906
8/19/2011	Sale	100	21.1950
8/19/2011	Sale	400	21.20
8/19/2011	Sale	23,452	21.22
8/19/2011	Sale	20,348	21.23

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/23/2011	Sale	16,650	21.20
8/23/2011	Sale	200	21.2001
8/23/2011	Sale	300	21.2002
8/23/2011	Sale	100	21.2003
8/23/2011	Sale	100	21.2004
8/23/2011	Sale	100	21.2005
8/23/2011	Sale	100	21.2006
8/23/2011	Sale	100	21.2007
8/23/2011	Sale	100	21.2008
8/23/2011	Sale	100	21.201
8/23/2011	Sale	200	21.2012
8/23/2011	Sale	200	21.2013
8/23/2011	Sale	100	21.2014
8/23/2011	Sale	100	21.2015
8/23/2011	Sale	100	21.2016
8/23/2011	Sale	100	21.2019
8/23/2011	Sale	100	21.202
8/23/2011	Sale	100	21.2025
8/23/2011	Sale	100	21.2036
8/23/2011	Sale	17,417	21.21
8/23/2011	Sale	100	21.2101
8/23/2011	Sale	100	21.2103
8/23/2011	Sale	100	21.2107
8/23/2011	Sale	100	21.2108
8/23/2011	Sale	300	21.2109
8/23/2011	Sale	100	21.211
8/23/2011	Sale	100	21.2113

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/23/2011	Sale	200	21.2114
8/23/2011	Sale	100	21.2118
8/23/2011	Sale	100	21.2125
8/23/2011	Sale	100	21.2126
8/23/2011	Sale	100	21.2132
8/23/2011	Sale	100	21.215
8/23/2011	Sale	100	21.2179
8/23/2011	Sale	10,473	21.22
8/23/2011	Sale	200	21.2202
8/23/2011	Sale	100	21.2208
8/23/2011	Sale	100	21.221
8/23/2011	Sale	100	21.2217
8/23/2011	Sale	100	21.2222
8/23/2011	Sale	100	21.225
8/23/2011	Sale	7,580	21.23
8/23/2011	Sale	100	21.2303
8/23/2011	Sale	100	21.2305
8/23/2011	Sale	100	21.2307
8/23/2011	Sale	100	21.2308
8/23/2011	Sale	100	21.2312
8/23/2011	Sale	200	21.232
8/23/2011	Sale	100	21.2321
8/23/2011	Sale	100	21.2332
8/23/2011	Sale	4,520	21.24
8/23/2011	Sale	100	21.2408
8/23/2011	Sale	100	21.2415
8/23/2011	Sale	100	21.2426
8/23/2011	Sale	100	21.2427

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/23/2011	Sale	100	21.2431
8/23/2011	Sale	3,260	21.25
8/23/2011	Sale	2,700	21.26
8/23/2011	Sale	400	21.27
8/23/2011	Sale	100	21.2711
8/23/2011	Sale	100	21.2712
8/23/2011	Sale	742	21.28
8/23/2011	Sale	100	21.2808
8/23/2011	Sale	100	21.2809
8/23/2011	Sale	100	21.2817
8/23/2011	Sale	1,100	21.29
8/23/2011	Sale	1,000	21.30
8/23/2011	Sale	100	21.3014
8/23/2011	Sale	1,300	21.31
8/23/2011	Sale	600	21.32
8/23/2011	Sale	100	21.33
8/23/2011	Sale	100	21.34
8/23/2011	Sale	100	21.3462
8/23/2011	Sale	300	21.35
8/23/2011	Sale	200	21.36
8/23/2011	Sale	300	21.37
8/23/2011	Sale	100	21.39
8/23/2011	Sale	100	21.4066
8/23/2011	Sale	200	21.4105

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/23/2011	Sale	700	21.42
8/23/2011	Sale	100	21.43
8/23/2011	Sale	200	21.4305
8/23/2011	Sale	300	21.4404
8/23/2011	Sale	1,300	21.4405
8/23/2011	Sale	600	21.45
8/23/2011	Sale	1,200	21.4505
8/23/2011	Sale	200	21.4555
8/23/2011	Sale	500	21.4562
8/23/2011	Sale	200	21.46
8/23/2011	Sale	1,400	21.4605
8/23/2011	Sale	100	21.4606
8/23/2011	Sale	100	21.4615
8/23/2011	Sale	200	21.4669
8/23/2011	Sale	2,400	21.47
8/23/2011	Sale	200	21.4704
8/23/2011	Sale	3,908	21.4705
8/23/2011	Sale	100	21.4706
8/23/2011	Sale	100	21.475
8/23/2011	Sale	4,550	21.48
8/23/2011	Sale	200	21.4804
8/23/2011	Sale	2,300	21.4805
8/23/2011	Sale	200	21.4806
8/23/2011	Sale	1,700	21.49
8/23/2011	Sale	500	21.4905
8/23/2011	Sale	800	21.50

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/24/2011	Sale	16,418	22.00
8/24/2011	Sale	700	22.0001
8/24/2011	Sale	800	22.0002
8/24/2011	Sale	100	22.001
8/24/2011	Sale	100	22.0013
8/24/2011	Sale	100	22.0023
8/24/2011	Sale	12,100	22.01
8/24/2011	Sale	400	22.0101
8/24/2011	Sale	100	22.0102
8/24/2011	Sale	200	22.0105
8/24/2011	Sale	100	22.0114
8/24/2011	Sale	100	22.0115
8/24/2011	Sale	200	22.0118
8/24/2011	Sale	100	22.0124
8/24/2011	Sale	100	22.013
8/24/2011	Sale	100	22.0132
8/24/2011	Sale	9,382	22.02
8/24/2011	Sale	300	22.0201
8/24/2011	Sale	200	22.0202
8/24/2011	Sale	100	22.0209
8/24/2011	Sale	100	22.0215
8/24/2011	Sale	200	22.0217
8/24/2011	Sale	100	22.0225
8/24/2011	Sale	100	22.0243
8/24/2011	Sale	7,000	22.03

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/24/2011	Sale	300	22.0302
8/24/2011	Sale	100	22.0308
8/24/2011	Sale	100	22.0325
8/24/2011	Sale	100	22.0329
8/24/2011	Sale	200	22.0336
8/24/2011	Sale	4,000	22.04
8/24/2011	Sale	100	22.0401
8/24/2011	Sale	2,600	22.05
8/24/2011	Sale	300	22.0501
8/24/2011	Sale	100	22.0535
8/24/2011	Sale	1,500	22.06
8/24/2011	Sale	300	22.0601
8/24/2011	Sale	100	22.0602
8/24/2011	Sale	100	22.0628
8/24/2011	Sale	100	22.0633
8/24/2011	Sale	1,500	22.07
8/24/2011	Sale	100	22.0717
8/24/2011	Sale	700	22.08
8/24/2011	Sale	200	22.09
8/24/2011	Sale	100	22.10
8/24/2011	Sale	1,200	22.11
8/24/2011	Sale	100	22.1133
8/24/2011	Sale	100	22.1151
8/24/2011	Sale	4,900	22.12
8/24/2011	Sale	200	22.1203
8/24/2011	Sale	200	22.1219
8/24/2011	Sale	1,700	22.13

		Shares of Common
Date of Transaction	Type of Transaction	Stock	Price Per Share
8/24/2011	Sale	100	22.1301
8/24/2011	Sale	1,800	22.14
8/24/2011	Sale	300	22.1405
8/24/2011	Sale	100	22.1406
8/24/2011	Sale	600	22.15
8/24/2011	Sale	100	22.1502
8/24/2011	Sale	300	22.1504
8/24/2011	Sale	3,200	22.1505
8/24/2011	Sale	400	22.1506
8/24/2011	Sale	1,800	22.16
8/24/2011	Sale	1,800	22.1605
8/24/2011	Sale	200	22.1606
8/24/2011	Sale	2,300	22.17
8/24/2011	Sale	1,200	22.18
8/24/2011	Sale	500	22.1804
8/24/2011	Sale	4,100	22.1805
8/24/2011	Sale	200	22.1806
8/24/2011	Sale	6,000	22.19
8/24/2011	Sale	200	22.1901
8/24/2011	Sale	1,500	22.20
8/24/2011	Sale	100	22.2005
8/24/2011	Sale	1,700	22.21
8/24/2011	Sale	200	22.22
8/24/2011	Sale	300	22.2205
8/24/2011	Sale	200	22.23
8/24/2011	Sale	600	22.2305
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
None.
Item 7. Material to be Filed as Exhibits
Exhibit 99.1:     Joint Filing Agreement of the Reporting Persons

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2011		WESTBURY (BERMUDA) LTD.
	By:	/s/ Jim Watt
		Name:	Jim Watt
		Title:	President

Date: August 26, 2011		WESTBURY TRUST
	By:	/s/ Jim Watt
		Name:	Jim Watt
		Title:	Trustee

ANNEX A
Directors and Officers of Westbury

Name and Citizenship	Principal Occupation	Business Address

James Watt President and Director (Canada)	President and Director of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HEMX Bermuda

Iris Robinson Vice President and Director (Bermuda)	Vice President and Director of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HEMX Bermuda

Curtis Begg Director (Bermuda)	Managing Director of Barrington Investments Limited	15 Queen Street Hamilton, HM 11 Bermuda

Patricia Rodrigues Secretary (Bermuda)	Executive Secretary of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HEMX Bermuda
Trustees of Westbury Trust

Name and Citizenship	Principal Occupation	Business Address

Gary DeGroote (Canada)	President and Director of GWD Holdings, Ltd.	1455 Lakeshore Drive Suite 201 N Burlington, Ontrario Canada L7S 2J1

Rick Burdick (United States)	Attorney	1333 New Hampshire Avenue, NW Washington, DC 20036

James Watt (Canada)	President and Director of Westbury (Bermuda) Ltd.	11 Victoria Street P.O. Box HM 1065 Hamilton, HEMX Bermuda